Exhibit 21.1

List of Subsidiaries

Name	Place of Organization	Percentage of Ownership
TDH HK Limited	Hong Kong	100%
TDH Foods Limited	Hong Kong	100%
TDH Income Corporation	Nevada	100%
Vigour Management Limited	British Virgin Islands	90%
TDH Group BVBA	Belgium	100%
Beijing Wenxin Company., Ltd.	PRC	100%
Qingdao Tiandihui Pet Foodstuffs Co., Ltd	PRC	100%
Qingdao Tiandihui Foodstuffs Sales Co., Ltd	PRC	100%
Ruby21Noland LLC	Missouri	100%
Hardees2470 LLC	Missouri	100%
Qingdao Chihong Information Consulting Co., Ltd.	PRC	100%
Beijing Jingshi Commercial Management Co., Ltd.	PRC	60%
Hengzhuo Investment Limited	Hong Kong	90%
Beijing Ruihe Commercial Management Co., Ltd.	PRC	90%
Beijing Ruihe Space Commercial Management Co., Ltd	PRC	90%
Beijing Ruihe Space Commercial Management Co., Ltd.	PRC	60%